SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

December 05, 2007

08000037

United States Securities and Exchange Commission
100 F Street North East
Washington, District of Columbia
United States 20549

SUPPL

Attn: Mail Stop Room 3628

Re: **Sun Entertainment Holding Corporation**
File No: 82-1776

Dear Sir or Madam:

We enclose the following for your information and records:

- Quarterly Report for filing of Form 51 dated 30 SEP, 2007
- News Release dated 03 DEC, 2007

Sun Entertainment Holding Corporation

Yours truly,

Terry O. Lashman
Encl.

SUN ENTERTAINMENT HOLDING CORPORATION

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, John A. Singleton, Chief Financial Officer for **Sun Entertainment Holding Corporation**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Sun Entertainment Holding Corporation**(the "Issuer") for the interim period ending **September 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: **November 29, 2007**

"John A. Singleton"
John A. Singleton
CFO

SUN ENTERTAINMENT HOLDING CORPORATION

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Shelby S. Singleton Jr., President and Chief Executive Officer for **Sun Entertainment Holding Corporation**, certify that:

1. I have reviewed the interim filings (as th is term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Sun Entertainment Holding Corporation** (the "Issuer") for the interim period ending **September 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: **November 29, 2007**

"Shelby S. Singleton Jr."
Shelby S. Singleton Jr.
President & CEO

QUARTERLY REPORT
September 30, 2007

Schedule A
Exhibit 1

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED BALANCE SHEET
September 30, 2007 and December 31, 2006
(Prepared by Management)

ASSETS:

CURRENT ASSETS:	30-Sep-07	31-Dec-06
Cash	874,020	879,610
Royalty Reserve Cash	1,311,030	1,319,414
Accounts receivable	69,671	19,800
Inventory	81,398	64,641
Prepaid expenses	6,450	7,476
Total Current Assets	2,342,569	2,290,941
Fixed Assets; less accumulated depreciation of $42,287	4,017	9,310
GOODWILL, net of amortization of $80,540 and impairment of $147,535	0	0
	2,346,586	2,290,941
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	955,036	997,325
Income Tax Payable	0	317,164
Due to Affiliate	466,653	499,712
Total current liabilities	1,421,691	1,814,201
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(2,380,700)	(2,828,855)
	924,895	476,740
	2,346,586	2,290,941

Approved by the Directors:

"John A. Singleton" Director

"Terry O. Lashman" Director

Schedule A
Exhibit 2

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
September 30, 2007
(Prepared by Management)

	3 Months Ended Sep 30 2007	9 Months Ended Sep 30 2007	3 Months Ended Sep 30 2006	9 Months Ended Sep 30 2006
ROYALTY REVENUES	281,355	1,857,682	437,440	1,944,005
INTEREST AND OTHER REVENUES	83,117	196,351	90,658	211,318
TOTAL REVENUES	364,473	2,054,033	528,097	2,155,323
OPERATING EXPENSES				
Wages	57,294	176,408	52,231	161,157
Outside Services	32,105	94,896	27,377	93,332
Office supplies	7,193	18,735	8,688	21,152
Postage	2,505	9,810	1,673	7,902
Rent	1,326	2,785	29,041	30,518
Auto	9,012	19,960	4,200	12,410
Security	(9)	326	0	0
Software	3,855	4,821	704	13,875
Copy Machine	252	752	227	644
Telephone	2,619	8,879	2,967	9,323
Dues & Subscriptions	1,661	4,662	1,503	4,317
Disposal	912	2,867	1,004	2,981
Copyrights & Trademarks	0	0	(2)	1,762
Consulting &Commissions	(1,929)	7,090	9,976	21,541
CDs/Cassettes Costs	34,021	106,111	17,568	47,245
Royalty Expense	125,042	718,625	141,296	689,662
Travel, entertainment and promotion	30,746	79,762	21,479	99,027
Legal and accounting	54,045	199,931	10,385	78,416
Utilities and taxes	(20,130)	22,860	7,558	25,416
Insurance	5,939	18,296	7,008	19,575
Management fees	26,515	83,145	21,868	107,942
Listing and transfer fees	(657)	12,299	709	13,132
Bank charges and interest	1,748	5,738	1,156	5,525
Amortization of goodwill	(120)	4,336	0	0
Repairs and maintenance	11,137	17,562	516	10,109
Total operating expenses	385,082	1,620,656	369,132	1,476,961
INCOME (LOSS) FROM OPERATIONS	(20,610)	433,378	158,966	678,362
FOREIGN EXCHANGE	0	0	0	2,309
EARNINGS (LOSS) FOR THE PERIOD	(20,610)	433,378	158,966	676,053
DEFICIT, BEGINNING	(2,374,867)	(2,828,855)	(2,809,793)	(3,326,880)
DEFICIT, ENDING	(2,395,477)	(2,395,477)	(2,650,827)	(2,650,827)
EARNINGS (LOSS) PER SHARE	($0.01)	$0.04	$0.01	$0.06

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
September 30, 2007
(Prepared By Management)

Schedule A
Exhibit 3

	3 Months Ended Sep 30 2007	9 Months Ended Sep 30 2007	3 Months Ended Sep 30 2006	9 Months Ended Sep 30 2006
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net income (loss) for the period	(20,610)	433,378	158,966	676,053
Amortization of goodwill, a charge not involving cash				
	(20,610)	433,378	158,966	676,053
Net change in non-cash working capital balances relating to operations	286,594	447,352	248,890	155,403
	(307,204)	(13,974)	(89,924)	520,650
FINANCING ACTIVITIES				
Advances from directors	0	0	0	0
Shares issued	0	0	0	0
	0	0	0	0
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(307,204)	(13,974)	(89,924)	520,650
CASH AT BEGINNING OF PERIOD	2,492,254	2,199,024	1,683,232	1,072,658
CASH AT END OF PERIOD	2,185,050	2,185,050	1,593,308	1,593,308

SUN ENTERTAINMENT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the average rate of exchange in effect during the year.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Goodwill

Effective January 1, 2002 the company adopted CICA 3062-Goodwill and Other Intangible Assets as required by the Canadian Institute of Chartered Accountants.. This policy no longer permits the amortization of goodwill.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the

United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

Rate at September 30	1.0045	1.1142
Average rate for the period	1.0858	1.1385

September 30	2007	2006

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for advances from directors and amounts due from affiliated companies, the fair values of which are not readily determinable because they are non-interest bearing.

4. GOODWILL

	2007	2006
Goodwill arising on business combination	$ 228,075	$ 228,075
Previously Amortized	(80,540)	(80,540)
Impairment Provision	(147,535)	
	$ 0	$ 147,535

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

	2007	2006
Balance Sheet:		
Accounts payable to companies controlled by directors	$ 0	$ 0
Advances from directors	0	0
Due to companies controlled by directors	466,653	428,517
Statement of Operations:		
Management fees incurred to a company controlled by a director	18,000	18,000
Royalties incurred to company controlled by a director (Note 2)	94,254	98,090

All related party transactions have been recorded at their exchange amounts, which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. COMMITMENT

The company is committed to a premises lease for Canadian $54,290 annually on a year-to-year basis to a company controlled by a director. The landlord has suspended collection of the annual lease payment.

7. SHARE CAPITAL

Issued:	Number of Shares		Value
Balance at September 30, 2007 and 2006	11,921,679	$	3,298,095

SCHEDULE B
EXHIBIT 5

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
NINE MONTHS ENDED SEPTEMBER 30, 2007

DISCLAIMER

This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2006 as well as the unaudited interim consolidated financial statements and notes for the nine months ended September 30, 2007.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements from the major record companies such as Universal Music, Warner Music Group, SonyBMG Music, and EMI Music and from the larger independent record companies such as Time-Life Music and Varese Sarabande in the United States, Madacy and Direct Source in Canada and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

OVERALL PERFORMANCE

Revenues

Revenues for the nine-month period ending September 30, 2007 were $2,054,033 down 4.7% compared to $2,155,323 for the same period of 2006. Royalty and license fee revenues for the current period were $1,857,682 compared to $1,944,005 for the same period of 2006.

During the current period, thirty eight (38%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining sixty two (62%) percent received from licensees outside the United States. The United States companies that generate the largest royalty revenues for the company are SonyBMG Music, Universal Music and Time-Life Music. The Company receives most of its revenues from

outside the United States from Madacy Entertainment and Direct Source Special Products in Canada and Charly Records and Disky Communications in Europe.

Cost of Goods Sold
The cost of goods sold (including royalty expense to artists, producers and publishers for the nine-month period ending September 30, 2007 were $729,236 compared to $736,907 for the same period of 2006. Decreased royalty and license fee revenues, timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received caused the decrease in cost of goods sold.

Expenses
Overhead for the nine-month period ending September 30, 2007 was $891,420 compared to $740,054 for the same period of 2006. Increased legal and accounting fees was the largest contributor to the increase in overhead in the current period. Legal and accounting fees for the three-month period ending September 30, 2007 were $54,045 compared to $10,385 for the same period of 2006. The increase was mainly due to legal costs incurred in the normal course of business wherein the Company was the plaintiff.

Statement of Operations & Deficit
The earnings for the nine-month period ending September 30, 2007 were $433,378 compared to $676,053 for the same period of 2006. The decrease in earnings was due to the increase in overhead and decrease in revenues.

Finance & Cash Flow
Cash used in operating activities during the nine-month period ending September 30, 2007 was $1,057,568 compared to $1,230,021 for the same period of 2006. The decrease in cash usage was primarily due to the timing of royalties paid to recording artists.

No cash was used in investing activities during the nine-month period ending September 30, 2007 or for the same period of 2006.

There were no financing activities during the nine-month period ending September 30, 2007 or for the same period of 2006.

In 2006 worldwide online music sales nearly doubled to about US$2 billion, but overall music sales fell 5% as compared to 2005 to US$32.45 billion at the retail level in 2006, according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). In the United States, the world's largest market for music, the trade group RIAA reported that overall sales in 2006 totaled US$11.5 billion, which is down 6.2% from sales of US$12.27 billion in 2005. Online sales in the United States were US$1.6 billion in 2006, nearly 14% of overall 2006 music sales, a 21.6% increase over the 2005 total of US$1.3 billion. The Wall Street Journal reported that CD sales in the United States, which account for 85% of music sales, plunged 20% during the current period as compared to the same period in 2006. The sales decline was due to unauthorized file sharing and the demise of specialty retailers such as Tower Records, which was liquidated in 2006.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. "Real Wild Child" and "Great Balls of Fire" as performed by Jerry Lee Lewis were used in separate episodes of the popular television show "My Name Is Earl", "There's A Break In The Road" as performed by Betty Harris was used in the motion picture Blue State Movie, and "Crazy Arms" as performed by Jerry Lewis was used in a PBS special titled Jerry Lewis & Friends: Last Man Standing. "Chapel Of Love" as performed by The Dixie Cups was used in the ABC daytime drama "One Life To Live". "Color Him Father" as performed by Linda Martel was used in the NBC prime time TV show "Friday Night Lights". "Get Rhythm" as performed by Johnny Cash was used in the motion picture "Vince Vaughn's Wild West Comedy Show". The use of the Company's ionic Sun Records logo continues to be used on various merchandise that is marketed both by the Company directly and by licensees of the Company to wholesalers and retailers.

SELECTED ANNUAL INFORMATION

	2006	2005	2004
Revenues	$3,094,603	$1,728,959	$1,679,063
Cost of sales	$1,190,455	$ 600,773	$ 774,581
Gross profit	1,904,148	1,128,186	$ 904,482
% Gross profit	61.53%	65.25%	53.87%
Expenses	$1,009,399	$ 932,542	$ 833,249
Net Earnings (Loss)	$ 894,749	$ 195,644	$ 45,460
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings (Loss) per share	$ 0.08	$ 0.02	$ 0.004
Total assets	$ 2,300,251	$ 1,144,686	$ 702,982
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2007	2007	2007	2006	2006	2006	2006	2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	364,473	1,221,640	467,920	939,280	528,097	1,117,968	509,257	406,057
Net Earnings (Loss)	(20,610)	403,913	50,074	(91,442)	158,966	448,136	68,914	45,974
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	(0.002)	0.034	0.004	(0.008)	0.01	0.04	0.006	0.004

LIQUIDITY AND RISKS
As at September 30, 2007, the Company had a working capital excess of $920,878 compared to a working capital excess of $499,146 as at December 31, 2006, the end of the Company's last completed fiscal year. The increased excess was a direct result of the increased accounts receivable and inventory, decreased amount payable to affiliate and income tax payable, and was financed by regular cash flow.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS
There were no long-term contractual obligations.

CAPITAL RESOURCES
The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS
There were no off balance sheet arrangements.

MATERIAL CONTRACTS
The Company has an exclusive license agreement for the use of master recordings owned by Shelby Singleton Enterprises, Inc. See Note 2.

TRANSACTIONS WITH RELATED PARTIES
Refer to Note 5.

PROPOSED TRANSACTIONS
There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES
There were no critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

INVESTOR RELATIONS
There were no agreements for investor relations.

SUBSEQUENT EVENTS
There were no material subsequent events.

ADDITIONAL INFORMATION
Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.sunrecords.com**.

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED (TSX)
Trading Symbol: SETHF (OTC)

PRESS RELEASE 01.07
December 3, 2007

12G3(B)#82-1776
Standard & Poor's Listed

CORPORATE UPDATE

Sun Entertainment Holding Corporation (the "Company") is pleased to announce that it is proceeding with planned changes including moving its corporate jurisdiction from the Province of British Columbia to the State of Nevada. The proposed continuance will result in the Company being a Nevada corporation.

On May 19, 2006, the Company received shareholder approvals including approval to effect a continuance to any state jurisdiction in the United States and approval to delist from the TSX Venture Exchange. As the Company's assets, shareholder base and majority of its directors and officers are based in the United States, management and the board of the directors have determined that it is in the best interests of the Company to effect the proposed changes. Management also believes that this will result in reduced operating expenses .

Prior to effecting the continuance, the Company intends to file a registration statement in the United States with the United States Securities and Exchange Commission to register its common shares under the Securities Exchange Act of 1934. Following such registration, the Company intends to list its common shares on the OTC Bulletin Board and delist from the TSX Venture Exchange.

The proposed changes for the Company are subject to approval from numerous regulatory bodies including the United States Securities and Exchange Commission, British Columbia and Alberta Securities Commissions, the OTC Bulletin Board and the TSX Venture Exchange. The Company can offer no assurance that the proposed changes will be approved, and if approved, when they will be effective.

About Sun Entertainment Corporation

Sun Entertainment Corporation (SEC), based in Nashville, Tennessee, is a wholly owned subsidiary of Sun Entertainment Holding Corporation (SEHC), a publicly traded entity. SEHC/SEC owns the trademarks associated with the legendary Sun Records label that originated in Memphis, Tennessee with producer Sam Phillips. The Company, internationally recognized for rock-n-roll and the evolution of rockabilly is involved in merchandising and management of its vast catalog of approximately 8000 master recordings, with artists including Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison, Conway Twitty, Elvis Presley and others.

Official web sites: www.sunrecords.com , www.sunrecords.info, www.sunrecordstore.com, www.sunelvis.com, and www.elvissun.com

For further information contact Terry O. Lashman at (800) 665-2454 or Shelby S. Singleton or John A. Singleton at (615) 385-1960.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release

Disclaimer for Forward-Looking Information

Certain statements in this release are forward-looking statements, which reflect the expectations of management regarding the Company's intention to: (1) consummate a continuance from British Columbia to Nevada , (2) quote the Company's shares on the OTC Bulletin Board, (3) delist from the TSX Venture Exchange, or (4) register the Company's shares under the Securities Exchange Act of 1934. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management's current views and are based on certain expectations, estimates and assumptions which may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a downturn in general economic conditions in North America and internationally, (2) the inherent uncertainties associated with effecting corporate reorganizations, (3) refusal of any number of regulatory authorities from approving the proposed reorganization, (4) inability to finance operations and growth, and (5) other factors beyond the Company's control. These forward-looking statements are made as of the date of this news release and the Company assumes no obligation to update these forward-looking statements, or to update the reasons why actual results differed from those projected in the forward-looking statements. Additional information about these and other assumptions, risks and uncertainties are set out in the "Risks and Uncertainties" section in the Company's MD&A filed with Canadian

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